Exhibit (a)(4)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Triangle Pharmaceuticals, Inc.

at

$6.00 Net per Share

by

Simbolo Acquisition Sub, Inc.,
a wholly owned subsidiary of
Gilead Sciences, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 15, 2003, UNLESS THE OFFER IS EXTENDED.

December 16, 2002

To Brokers, Dealers, Banks,
Trust Companies and other Nominees:

        We have been engaged by Simbolo Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation ("Gilead"), to act as the dealer manager (the "Dealer Manager") in connection with the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Triangle Pharmaceuticals, Inc., a Delaware corporation ("Triangle"), at a price of $6.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 16, 2002 (the "Offer to Purchase"), and in the Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares that are registered in your name or in the name of your nominee.

        Holders of Shares who wish to tender their Shares but whose certificates for such Shares (the "Share Certificates") are not immediately available, who cannot complete the procedures for book-entry transfer on a timely basis, or who cannot deliver all other required documents to Mellon Investor Services LLC (the "Depositary") prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer must tender their Shares according to the guaranteed delivery procedure set forth in the Offer to Purchase.

        Enclosed herewith are copies of the following documents:

          1.    The Offer to Purchase dated December 16, 2002;

          2.    The Letter of Transmittal to be used by stockholders of Triangle to tender Shares in the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used to tender Shares);

          3.    A letter to stockholders of Triangle from the Chief Executive Officer and the Chairman of Triangle's board of directors, accompanied by Triangle's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by Triangle which includes the recommendation of Triangle's board of directors that Triangle stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer;

          4.    A printed form of letter that may be sent to your clients for whose account you hold Shares that are registered in your name or in the name of your nominee, with space provided for obtaining such clients instructions with regard to the Offer;

          5.    Notice of Guaranteed Delivery to be used to accept the Offer if Share Certificates are not immediately available or if such certificates and all other required documents cannot be delivered to the Depositary or if the procedures for book-entry transfer cannot be completed on a timely basis;

          6.    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          7.    Return envelope addressed to Mellon Investor Services LLC as the Depositary for the Offer.

        We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on January 15, 2003, unless the Offer is extended.

        The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer, that number of Shares that, together with any shares of Triangle common stock then owned by Gilead or any wholly owned subsidiary of Gilead (including the Purchaser), represent a majority of the "Adjusted Outstanding Share Number", which is defined in the Merger Agreement as the sum of all then-outstanding shares of Triangle common stock, plus, at the election of Gilead, an additional number of shares of Triangle common stock up to but not exceeding the aggregate number of shares of Triangle common stock issuable upon the exercise of any outstanding option that is vested or is expected to become vested (other than by reason of the Merger) on or before June 1, 2003, or any warrant or other right to acquire capital stock of Triangle, or upon the conversion of any security convertible into Triangle capital stock. (The foregoing condition is referred to as the "Minimum Condition" in this Offer to Purchase). Certain of Triangle's directors and certain additional stockholders of Triangle have entered into stockholder agreements with Gilead and the Purchaser pursuant to which they have agreed, in their respective capacities as stockholders of Triangle, to tender all of their shares of Triangle common stock, as well as any additional shares of Triangle common stock which they may acquire (pursuant to Triangle stock options or otherwise), to the Purchaser in the Offer. The parties to certain of those stockholder agreements have also agreed to vote all of their shares of Triangle common stock in favor of adoption of the Merger Agreement and otherwise in favor of the Merger. As of December 3, 2002, the stockholders who executed stockholder agreements held in the aggregate 31,574,469 shares of Triangle common stock, which represented approximately 41% of the outstanding shares of Triangle common stock as of that date. Of such shares of Triangle common stock, 30,906,949 shares, which represented approximately 40% of the outstanding shares of Triangle common stock, were held by stockholders whose Stockholder Agreements also contained the voting provisions described above. The stockholder agreements provide that they terminate upon any termination of the Merger Agreement. The Offer is subject to certain other conditions contained in Sections 1 and 13 of the Offer to Purchase.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 3, 2002 (the "Merger Agreement"), by and among Gilead, the Purchaser and Triangle pursuant to which, following the purchase of shares of Triangle common stock in the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Triangle (the "Merger"), with Triangle surviving the Merger as a wholly owned subsidiary of Gilead. As a result of the Merger, each outstanding Share (other than Shares owned by Gilead, the Purchaser, Triangle or any subsidiary of Gilead or Triangle, or by any stockholder of Triangle who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid in the Offer in cash, without interest thereon.

        Triangle's board of directors has, at a meeting held on December 3, 2002, by the unanimous vote of all directors of Triangle, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of Triangle and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) declared that the Merger Agreement is advisable. Accordingly, Triangle's board of directors unanimously recommends that the stockholders of Triangle accept the Offer and tender their shares of Triangle common stock to the Purchaser in the Offer and, if required, vote to adopt the Merger Agreement.

        On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, the Purchaser will accept for payment, and pay for, all Shares validly tendered to the Purchaser and not withdrawn prior to the Expiration Date of the Offer. To validly tender Shares in the Offer (i) the certificate(s) representing the tendered Shares, together with the Letter of Transmittal (or a facsimile copy of it), properly completed and duly executed, together with any required signature guarantees, and any other required documents, must be received by the Depositary prior to the Expiration Date of the Offer, (ii) in the case of a tender effected pursuant to the book-entry transfer procedures described in the Offer to Purchase (a) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, (as defined in the Offer to Purchase), and any other required documents, must be received by the Depositary prior to the Expiration Date of the Offer and (b) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase), must be received by the Depositary prior to the Expiration Date of the Offer or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described in the Offer to Purchase prior to the Expiration Date of the Offer.

        Neither the Purchaser nor Gilead will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Depositary and Georgeson Shareholder Communications Inc., who is serving as the Information Agent for the Offer, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in connection with the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers. The Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

        Questions regarding the Offer, and requests for additional copies of the enclosed material, may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed on the back cover of the Offer to Purchase.

Very truly yours,

Goldman, Sachs & Co.

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, GILEAD, THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL FOR THE OFFER.